UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-251060

ACKRELL SPAC PARTNERS I CO.

(Exact name of registrant as specified in its charter)

2093 Philadelphia Pike #1968
Claymont, DE 19703

Telephone: (650) 560-4753

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one subunit and one-half of one warrant

Subunits included as part of the units, each consisting of one share of common stock, $0.0001 par value, and one-half of one warrant

Redeemable warrants

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 22

Pursuant to the requirements of the Securities Exchange Act of 1934, Ackrell SPAC Partners I Co. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: September 16, 2022

ACKRELL SPAC PARTNERS I CO.

By:	/s/ Long Long
Name:	Long Long
Title:	Chief Financial Officer